[Letterhead of Wachtell, Lipton, Rosen & Katz]

April 27, 2012

Mr. Daniel F. Duchovny, Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-3628

Re:	CVR Energy, Inc.
Amended Schedule 14D-9 filed April 23, 2012
SEC File No. 005-83522

Dear Mr. Duchovny:

We are in receipt of the comment of the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 26, 2012 (the “SEC Comment Letter”) regarding the above referenced Amendment to CVR Energy, Inc.’s (the “Company”) Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”).

We have responded to the Staff’s comment below. For the Staff’s convenience, the numbered response set forth below contains the Staff’s comment and corresponds to the numbered comment contained in the SEC Comment Letter. Note that all defined terms used in this letter have the same meaning as in the Schedule 14D-9, unless otherwise indicated.

Amended Schedule 14D-9

1.	Staff’s Comment: We note that the projected financial information included on page 8 has not been prepared in accordance with GAAP. As a result, advise us what consideration you have given as to whether the projected financial information would require additional disclosure pursuant to Rule 100(a) of Regulation G. We may have additional comments after we review your response.

Response: The Company acknowledges the Staff’s comment and notes that it gave serious consideration to whether additional disclosure was required pursuant to Rule 100(a) of Regulation G prior to the filing of the aforementioned amendment and has reconsidered this analysis in light of the Staff’s comment. After due consideration, the Company respectfully believes that presentation of comparable GAAP measures and a reconciliation of the non-GAAP measures would not be appropriate or useful to investors in this context, nor, based on our research, is a reconciliation usually included in disclosures such as this.

Mr. Daniel F. Duchovny

U.S. Securities and Exchange Commission

April 27, 2012

As stated in the Schedule 14D-9, the projected financial information on page 8 was not prepared with a view toward public disclosure. The information was only used by the management of the Company, the Board and its advisors to evaluate the Offer and the terms of the Transaction Agreement. The Company provided this information in the Schedule 14D-9 solely in order to better inform its stockholders of the basis on which the terms of the Offer and Transaction Agreement were evaluated, and the basis on which certain of the financial analyses of the Company’s advisors were conducted, so that stockholders would have the benefit of this information in considering the Offer.

Accordingly, the Company respectfully submits that providing comparable GAAP measures or a reconciliation of the projected financial information to GAAP measures—neither of which were considered or used by the management of the Company, the Board or its financial advisors in evaluating the terms of the Offer—would be confusing to stockholders and misleading with respect to how the Offer was evaluated and how the financial analyses described in the Schedule 14D-9 were conducted. Furthermore, because of the forward-looking nature of the financial information, the specific quantifications that would be required to reconcile the information to GAAP measures may imply to stockholders that the financial information was or is intended to be used for a purpose other than the evaluation of the Offer.

The Company respectfully submits that the Schedule 14D-9 sufficiently describes the basis on which the forecasts were prepared and provides the appropriate cautionary statements to readers about the nature of such forecasts. The Company believes that this approach is consistent with common practice in Solicitation/Recommendation Statements on Schedule 14D-9 that contain non-GAAP financial projections disclosed to stockholders for illustrating the manner in which the company evaluated the terms of a tender offer.

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We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions regarding our responses, please contact the undersigned at (212) 403-1378 or BMRoth@wlrk.com, or Andrew R. Brownstein at (212) 403-1233 or ARBrownstein@wlrk.com.

Mr. Daniel F. Duchovny

U.S. Securities and Exchange Commission

April 27, 2012

Sincerely,

/s/ Benjamin M. Roth

Benjamin M. Roth

Cc:	Edmund S. Gross
Senior Vice President, General Counsel and Secretary
CVR Energy, Inc.